                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

                         ------------------------------


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2003


                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


Commission File Number 1-3215

                         ------------------------------

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN

                            (Full title of the Plan)


                                JOHNSON & JOHNSON
                           ONE JOHNSON & JOHNSON PLAZA

                         NEW BRUNSWICK, NEW JERSEY 08933

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Item 4.  Financial Statements and Exhibits

      Report of Independent Registered Public Accounting Firm

      Statement of Net Assets Available for Benefits

      Statement of Changes in Net Assets Available for Benefits

      Notes to Financial Statements

      Supplemental Schedule:

            Schedule of Assets Held for Investment Purposes

Consent of Morris, Davis & Chan, LLP, dated June 18, 2004

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            ALZA CORPORATION TAX DEFERRAL
                                            INVESTMENT PLAN



                                            By: /s/ D.R. Hoffmann
                                                --------------------------
                                                D.R. Hoffmann, Trustee

June 24, 2004

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN

                                -----------------






                            FINANCIAL STATEMENTS AND
                              SUPPLEMENTAL SCHEDULE

                          AS OF AND FOR THE YEARS ENDED
                           DECEMBER 31, 2003 AND 2002

                          ALZA CORPORATION TAX DEFERRAL
                                 INVESTMENT PLAN

                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm               1

Statement of Net Assets Available for Benefits                        2

Statement of Changes in Net Assets Available for Benefits             3

Notes to Financial Statements                                      4-10

Supplemental Schedule:                                               11

     Schedule of Assets Held for Investment Purposes              12-24

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Pension Committee
Johnson & Johnson
ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN

We have audited the accompanying statement of net assets available for benefits of the ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 18, 2004
Oakland, California

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN

                 Statement of Net Assets Available for Benefits
                           December 31, 2003 and 2002




                                                      2003             2002
                                                  ------------     ------------
Investments at fair value:
     Mutual funds:
           Merrill Lynch Ready Asset Trust        $ 16,216,024     $ 18,006,196
           Merrill Lynch Basic Value                13,108,200       10,130,993
           Merrill Lynch Corporate Bond              4,515,648        4,384,311
           Merrill Lynch Balanced Capital            3,735,789        3,197,689
           Merrill Lynch Global Allocation           3,801,829        3,209,991
           John Hancock Emerging Growth              2,319,984        1,940,668
           Templeton International                   2,145,532        1,653,964
           Alliance New Europe                         106,673           82,426
           Alliance Premier Growth                     908,971          804,500
           Fidelity Advisor Overseas                   311,924          130,143
           Franklin California Growth                2,488,012        1,505,786
           Merrill Lynch Healthcare                  1,629,900        1,313,207
           Merrill Lynch International Index           416,048          305,220
           Merrill Lynch Pacific                       281,205           62,981
           Merrill Lynch Small Cap Index               744,425          297,577
           Merrill Lynch S&P 500 Index               8,050,054        6,001,171
           Merrill Lynch Fundamental Growth          6,494,062        5,198,889
           Munder NetNet                               762,088          315,956
           PIMCO Small Cap Value                     1,099,099          801,285
     Other investments:
           Retirement Cash Management Account       25,206,774       24,584,885
           Johnson & Johnson Common Stock           40,127,924       46,203,705
           Participant loans                         1,230,808        1,052,603
                                                  ------------     ------------
Total investments                                  135,700,973      131,184,146
Cash                                                    42,953          754,256
Employer contributions receivable                           --        1,717,217
Accrued interest and dividends receivable               24,844           24,463
Receivable for investment sold                          43,934               --
                                                  ------------     ------------
Net assets available for benefits                 $135,812,704     $133,680,082
                                                  ============     ============

                See accompanying notes to financial statements.

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
            Statement of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2003 and 2002




                                                                        2003               2002
                                                                    -------------      -------------
Additions to net assets attributed to:
      Investment income:
            Net realized and unrealized appreciation
                    (depreciation) in fair value of investments     $  11,396,535      $ (20,140,653)
            Interest and dividends                                      1,679,266          1,941,730
                                                                    -------------      -------------
                                                                       13,075,801        (18,198,923)
      Employer contributions                                                   --          2,691,099
      Participant salary reduction contributions                               --          8,001,584
      Participant rollover contributions                                  658,545          2,116,540
                                                                    -------------      -------------
      Net additions                                                    13,734,346         (5,389,700)
                                                                    -------------      -------------
Deductions from net assets attributed to:
      Distributions                                                    11,598,464         18,758,242
      Administrative expenses                                               3,260              2,894
                                                                    -------------      -------------
      Net deductions                                                   11,601,724         18,761,136
                                                                    -------------      -------------
Increase (decrease) in net assets                                       2,132,622        (24,150,836)
Net assets available for benefits:
      Beginning of year                                               133,680,082        157,830,918
                                                                    -------------      -------------
      End of year                                                   $ 135,812,704      $ 133,680,082
                                                                    =============      =============

                 See accompanying notes to financial statements.

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002

1.    DESCRIPTION OF PLAN

      The following description of the ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

      General

      The Plan is a defined contribution plan. ALZA Corporation (the Company or ALZA) remits to the Trust created by the Plan such amounts as are voluntarily elected by participants and Company contributions. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

      On June 22, 2001, a merger between Johnson & Johnson and ALZA Corporation was completed. Effective January 1, 2003, the Johnson & Johnson Pension Committee has the responsibility of making decisions with respect to the Plan. There were no participant salary reduction or Company contributions during 2003. Additionally, during 2003 the Johnson & Johnson Pension Committee approved the following:

      1) Freeze all new investments into the Retirement Cash Management Account option as soon as administratively feasible.

      2) The merger of the Plan into the Johnson & Johnson Salaried Savings Plan upon completion of a compliance audit and any necessary and appropriate corrections.

      Contributions

      Prior to January 1, 2003, participants may make elective salary reduction contributions which are tax deferred and are, therefore, not included in a participant's compensation for federal income tax purposes until distributed to the participant. Under the Plan, participants may elect to contribute through bi-weekly payroll deductions a fixed dollar amount up to a maximum of $11,000 for participants under age 50, or $12,000 for participants age 50 and up in 2002. Further restrictions may be imposed on highly compensated individuals and Plan participants who also participate in the ALZA Retirement Plan.

      For the year ended December 31, 2002 the Company made a contribution of $20 each pay period for each employee (thereby making all ALZA employees participants) to begin an account and encourage employees to participate further in the Plan. The Company also made a matching contribution at 50% of participant contributions. The maximum Company contribution was $2,000 for each participant.

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


1.    DESCRIPTION OF PLAN (continued)

      Participant Accounts

      Each participant's account is credited with 100% of the contributions made by the participant through a salary deferral agreement. The Company will suspend the pretax salary deferral agreement of any participant if it determines that a participant's annual contribution limitation, as described in the Internal Revenue Code, will be exceeded.

      Participants are allowed to make rollover contributions of amounts received from other qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's directions and the Plan's provisions.

      Participants allocate their contributions for investment into mutual funds and other investment vehicles (see Note 5). Earnings and losses of the investments are allocated to participants in accordance with the Plan's provisions.

      Vesting

      Participant account balances are 100% vested at all times.

      Distribution of Benefits

      Distributions from the Plan are available to a participant (or the beneficiary) in any of the following situations: termination of employment with the Company, retirement, total disability, death, reaching age 59-1/2, or a qualified financial hardship. The participant (or the beneficiary) may elect to receive a lump sum distribution of the value of his account, or he or she may choose to have the funds remain in the Plan.

      Loans

      A participant who is employed by the Company and meets certain Plan requirements may elect to borrow funds from his or her account. The borrowings are evidenced by notes that bear interest at the published prime rate plus 1% and have repayment terms of one to 30 years, depending on the purpose of the loans. Such repayments and interest thereon are credited to the borrower's account and reinvested in the same manner as current contributions.

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


1.    DESCRIPTION OF PLAN (Continued)

      Income Tax Status

      The Plan obtained its latest determination letter on March 11, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      Administrative Expenses

      Although not required to do so, the Company has paid all of the expenses (except for certain broker fees on transactions executed at the participant's discretion, and loan fees) associated with administering the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

      The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized as earned. Expenses are recorded as incurred.

      Investment Valuation and Income Recognition

      Investments in mutual funds are valued at the published fair value as reported by the fund manager which represents the net asset value of shares held by the Plan at year end. Other investments are valued at the published fair value as reported. The participant loans receivable is valued at cost which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Estimates

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002

3.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Company of California. Merrill Lynch Trust Company of California is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees for the investment management services are paid by ALZA.

4.    PLAN TERMINATION

      The Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.

5.    INVESTMENT FUND ACTIVITY

      The following are investment options under the Plan:

      Mutual Funds

      Merrill Lynch Ready Asset Trust - A money market fund.

      Merrill Lynch Basic Value Fund- A fund of equity securities that management of the fund believes are undervalued and represent basic investment value.

      Merrill Lynch Corporate Bond Fund - A fund of long-term corporate fixed-income securities, including corporate bonds and notes, convertible securities and preferred stocks.

      Merrill Lynch Balanced Capital Fund - A fund of equity, debt and convertible securities that seeks to achieve the highest total return consistent with prudent risk.

      Merrill Lynch Global Allocation Fund - A fund investing in domestic and foreign equities, debt, and money markets seeking total return consistent with prudent risk.

      John Hancock Emerging Growth Fund - A fund investing in emerging-growth companies.

      Templeton International Fund - A fund investing in equity securities trading on foreign markets seeking long term growth of capital.

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


5.    INVESTMENT FUND ACTIVITY (Continued)

      Mutual Funds (continued)

      Alliance New Europe Fund - This fund seeks long-term capital appreciation by investing at least 65% of its total assets in the equity securities of European companies.

      Alliance Premier Growth Fund - This fund seeks long-term growth of capital by investing at least 85% of its total assets in the equity securities of large, carefully selected, U.S. companies.

      Fidelity Advisor Overseas Fund - This fund seeks capital growth by investing at least 65% of its total assets in foreign securities.

      Franklin California Growth Fund - This fund seeks capital appreciation by investing in equity securities of companies that maintain their headquarters or conduct a majority of their operations in California.

      Merrill Lynch Healthcare Fund - This fund seeks long-term capital appreciation through worldwide investment in equity securities of companies that derive a substantial portion of their sales from products and services in health care.

      Merrill Lynch International Index Fund - This fund seeks to provide investment results that, before expenses, replicate the total return of the Morgan Stanley Capital International EAFE Index.

      Merrill Lynch Pacific Fund - This fund seeks long-term capital appreciation by investing primarily in equities of corporations domiciled in Far Eastern or Western Pacific countries.

      Merrill Lynch Small Cap Index Fund - This fund seeks to provide investment results that, before expenses, replicate the total return of the Russell 2000 Index.

      Merrill Lynch S&P 500 Index Fund - This fund seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500(TM) Composite Stock Price Index.

      Merrill Lynch Fundamental Growth Fund - This fund seeks long-term growth of capital by investing at least 65% of assets in equities issued by medium and large capitalization companies.

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002



5.    INVESTMENT FUND ACTIVITY (Continued)

      Mutual Funds (continued)

      Munder NetNet Fund - This fund seeks long-term capital appreciation by investing at least 65% of its total assets in equity securities.

      PIMCO Small Cap Value Fund - This fund seeks long-term growth of capital by investing at least 65% of its total assets in the common stocks of companies with market capitalizations between $50 million and $1 billion.

      Other Investments

      Retirement Cash Management Account (RCMA) - A self-directed brokerage account that enables participants to choose from a wide variety of investments.

      Johnson & Johnson Common Stock Fund - As a result of the merger on June 22, 2001, between Johnson & Johnson and ALZA Corporation, holders of ALZA common stock received 0.98 of a share of Johnson & Johnson common stock for each share of ALZA common stock.

      Investments representing 5% or more of the Plan's net assets were as follows:

                                                          December 31,
                                                   ---------------------------
                                                      2003            2002
                                                      ----            ----
Merrill Lynch Ready Asset Trust                    $16,216,024     $18,006,196
Merrill Lynch Basic Value Fund                      13,108,200      10,130,993
Merrill Lynch S&P 500 Index Fund                     8,050,054              --
Johnson & Johnson Common Stock
   Held in Johnson & Johnson Common Stock Fund      40,127,924      46,203,705
   Held in Retirement Cash Management Account        2,489,684       3,432,181

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      Included in net assets available for benefits at December 31, 2003 and 2002 are benefits due to terminated participants of $65,504 and $0, respectively.

      In accordance with generally accepted accounting principles, benefits due to terminated participants are included in net assets available for benefits.

                 ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2003:

Net assets available for benefits per the financial statements             $ 135,812,704

Amounts allocated to withdrawing participants                                    (65,504)
                                                                           -------------
Net assets available for benefits per Form 5500                            $ 135,747,200
                                                                           =============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2003:

Benefits paid to participants per the financial statements                 $  11,598,464

Add: Amounts allocated to withdrawing participants at
end of year                                                                       65,504

Less: Amounts allocated to withdrawing participants at
beginning of year                                                                     --
                                                                           -------------
Benefits paid to participants per Form 5500                                $  11,663,968
                                                                           =============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet distributed.

7.    RECLASSIFICATION

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

                              SUPPLEMENTAL SCHEDULE

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          EIN 77-00142070 PLAN NO. 002
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2003


 ( a )                ( b )                                  ( c )                            ( d )                      ( e )
                                               Description of Investment Including
           Identity of Issue, Borrower,         Maturity Date, Rate of Interest,
          Lessor, or Similar Party             Collateral, Par, or Maturity Value              Cost                   Current Value
          ------------------------             ----------------------------------              ----                   -------------
        Alliance                              New Europe Fund                            $       117,640              $     106,673
        Alliance                              Premier Growth Fund                              1,284,215                    908,971
        Fidelity                              Advisor Overseas Fund                              303,890                    311,924
        Franklin                              California Growth Fund                           2,686,337                  2,488,012
        John Hancock                          Emerging Growth Fund                             2,966,637                  2,319,984
   *    Merrill Lynch                         Global Allocation Fund                           3,333,503                  3,801,829
   *    Merrill Lynch                         Fundamental Growth Fund                          9,313,355                  6,494,062
   *    Merrill Lynch                         Healthcare Fund                                  1,598,965                  1,629,900
   *    Merrill Lynch                         Basic Value Fund                                13,574,032                 13,108,200
   *    Merrill Lynch                         Balanced Capital Fund                            4,151,056                  3,735,789
   *    Merrill Lynch                         S&P 500 Index Fund                               8,953,236                  8,050,054
   *    Merrill Lynch                         Small Cap Index Fund                               645,934                    744,425
   *    Merrill Lynch                         International Index Fund                           447,046                    416,048
   *    Merrill Lynch                         Pacific Fund                                       268,363                    281,205
   *    Merrill Lynch                         Corporate Bond Fund                              4,326,262                  4,515,648
   *    Merrill Lynch                         Ready Asset Trust Fund                          16,216,024                 16,216,024
        Munder                                NetNet Fund                                        937,388                    762,088
        PIMCO                                 Small Cap Value Fund                               865,463                  1,099,099
        Templeton                             International Fund                               1,943,521                  2,145,532
   *    Johnson & Johnson                     Common Stock     776,770 shares                  7,774,469                 40,127,924
        Retirement Cash Management Account
         24/7 Real Media Inc.                 Common Stock       2,500 shares                      3,115                      3,350
         3Com Corp.                           Common Stock         110 shares                        509                        899
         3M Company                           Common Stock         210 shares                     25,893                     17,856
         4 Kids Entertainment Inc.            Common Stock       1,000 shares                     22,080                     26,020
         Abbey Natl.                          Common Stock         376 shares                      6,981                      7,148
         Abbott Labs                          Common Stock         700 shares                     31,244                     32,620
         Abgenix Inc.                         Common Stock         257 shares                      1,894                      3,174
         ABN-Amro Holding                     Common Stock         339 shares                      6,276                      7,960
         Adaptec Inc.                         Common Stock         700 shares                      3,955                      6,188
         ADC Telecommunications Inc.          Common Stock        1000 shares                      2,090                      2,970
         Adobe Systems Inc.                   Common Stock         100 shares                      4,378                      3,908
         Advance Auto Parts Inc.              Common Stock          55 shares                      4,522                      4,477
         Advance PCS                          Common Stock          70 shares                      4,080                      3,695
         Advanced Fibre Communication         Common Stock         100 shares                      1,868                      2,015
         Advanced Medical Inc.                Common Stock         500 shares                        885                      1,695
         Advanced Micro Devices Inc.          Common Stock        2307 shares                     14,903                     34,374
         Aegon                                Common Stock         522 shares                      7,847                      7,726
         Affymetrix Inc.                      Common Stock       1,068 shares                     27,069                     26,283
         Agere Systems Inc. Cl A              Common Stock          18 shares                         32                         55
         Agere Systems Inc. Cl B              Common Stock         524 shares                        885                      1,520
         Agilent Technologies Inc.            Common Stock         446 shares                      9,307                     13,041
         AKZO                                 Common Stock         240 shares                      8,566                      9,170
         Alcoa Inc.                           Common Stock       2,362 shares                     63,167                     89,756
         Alkermes Inc.                        Common Stock       1,000 shares                     12,272                     13,500
         Allied Irish Banks                   Common Stock         500 shares                     13,440                     15,870
         Allstate Corp.                       Common Stock         120 shares                      4,439                      5,162
         Altera Corp.                         Common Stock       3,500 shares                     51,705                     79,275
         Altria Group Inc.                    Common Stock         217 shares                      9,850                     11,831
         Amazon.com                           Common Stock         300 shares                      8,829                     15,786
         Amerada Hess Corp.                   Common Stock       1,500 shares                     82,517                     79,755
         America Movil                        Common Stock         600 shares                     10,248                     16,404
         American Bank                        Common Stock       4,000 shares                      2,880                      6,120
         American International Group Inc.    Common Stock         753 shares                     47,864                     49,909
         American Tower Corp.                 Common Stock         325 shares                      3,611                      3,517
         Ameritrade Hldg Corp.                Common Stock         425 shares                      4,841                      5,996

*     Represents parties-in-interest

                 ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          EIN 77-00142070 PLAN NO. 002
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 2003

 ( a )                ( b )                                  ( c )                            ( d )                      ( e )
                                               Description of Investment Including
           Identity of Issue, Borrower,         Maturity Date, Rate of Interest,
          Lessor, or Similar Party             Collateral, Par, or Maturity Value              Cost                   Current Value
          ------------------------             ----------------------------------              ----                   -------------
         Amgen Inc.                           Common Stock       1,133 shares             $       61,731              $      70,008
         Amkor Tech Inc.                      Common Stock         200 shares                      3,707                      3,628
         Amr. Corp.                           Common Stock          46 shares                        639                        596
         Anadarko Pete Corp.                  Common Stock         500 shares                     25,321                     25,505
         Andrex Group                         Common Stock         100 shares                      1,705                      2,404
         Anheusr Busch Cos Inc.               Common Stock         575 shares                     27,830                     30,291
         Apollo Group Inc.                    Common Stock          65 shares                      3,299                      4,408
         Apple Computer Inc.                  Common Stock         632 shares                     11,452                     13,506
         Applebees International Inc.         Common Stock          60 shares                      2,001                      2,360
         Applied Digital Solutions            Common Stock       1,500 shares                        615                        707
         Applied Materials Inc.               Common Stock      13,243 shares                    202,110                    297,173
         Aradigm Corp.                        Common Stock       8,500 shares                     17,765                     14,535
         Archer Daniels                       Common Stock          74 shares                      1,090                      1,126
         Ariad Pharmaceuticals Inc.           Common Stock         100 shares                        232                        745
         Ariba Inc.                           Common Stock         500 shares                      1,240                      1,500
         Asml Hldng                           Common Stock         240 shares                      4,625                      4,812
         AT&T Wireless                        Common Stock         269 shares                      1,734                      2,149
         AT&T Corp.                           Common Stock         168 shares                      4,725                      3,410
         Atmel Corp.                          Common Stock         550 shares                      1,556                      3,305
         Avanex Corp.                         Common Stock       1,000 shares                      1,771                      4,990
         Avaya Inc.                           Common Stock         163 shares                        609                      2,109
         Avon Prod. Inc.                      Common Stock         218 shares                     13,203                     14,713
         Bae System                           Common Stock         866 shares                      7,953                     10,433
         Baker Hughes Inc.                    Common Stock          83 shares                      2,874                      2,669
         Ballard Pwr Sys. Inc.                Common Stock         500 shares                      6,124                      5,915
         Bank of America Corp.                Common Stock         675 shares                     54,880                     54,290
         Bank of NY                           Common Stock          45 shares                      1,497                      1,490
         Bank One Corp.                       Common Stock          59 shares                      2,637                      2,690
         BARR Pharmaceuticals Inc.            Common Stock          55 shares                      4,572                      4,232
         Barrick Gold Corp.                   Common Stock       1,000 shares                     21,890                     22,710
         BASF Ag                              Common Stock         312 shares                     13,655                     17,394
         BEA Sys. Inc.                        Common Stock       1,000 shares                     11,470                     12,300
         Bed Bath & Beyond Inc.               Common Stock         125 shares                      4,914                      5,419
         Bellsouth Corp.                      Common Stock       1,000 shares                     27,946                     28,300
         Berkshire Hathaway Inc.              Common Stock          20 shares                     48,460                     56,300
         Best Buy Co. Inc.                    Common Stock         187 shares                      6,072                      9,769
         BHP Billiton Ltd.                    Common Stock         555 shares                      7,721                     10,134
         Biogen Inc.                          Common Stock          26 shares                      1,025                        954
         BJS Wholesale Club Inc.              Common Stock       1,000 shares                     18,300                     22,960
         Block H&R Inc.                       Common Stock          55 shares                        304                      3,045
         BMC Software Inc.                    Common Stock       1,039 shares                     19,618                     19,377
         Boeing Company                       Common Stock         250 shares                      8,247                     10,535
         Bookham Tech.                        Common Stock       1,000 shares                      2,559                      2,500
         Boston Scientific Corp.              Common Stock         400 shares                     17,008                     14,704
         Bowater Inc.                         Common Stock          18 shares                        863                        834
         Boykin Lodging Co.                   Common Stock       6,000 shares                     55,980                     54,900
         BP Plc                               Common Stock       2,857 shares                    135,517                    140,993
         Bristol Myers Squibb Co.             Common Stock         386 shares                      8,964                     11,032
         Broadcom Corp.                       Common Stock         385 shares                      9,531                     13,098
         Broadvision Inc.                     Common Stock         111 shares                        426                        473
         Brocade Communications Sys.          Common Stock       1,000 shares                      4,140                      5,780
         Cable & Wireless Pub Ltd. Co.        Common Stock         200 shares                        466                      1,402
         Cable Design Technologies Co.        Common Stock         300 shares                      1,770                      2,697
         Cadbury Schweppes                    Common Stock         586 shares                     16,749                     17,516
         California Water Svc Group           Common Stock       1,000 shares                     23,650                     27,400
         Cam Comm Solutions Inc.              Common Stock         500 shares                      1,770                      3,550

*     Represents parties-in-interest

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          EIN 77-00142070 PLAN NO. 002
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2003

 ( a )                ( b )                                  ( c )                            ( d )                      ( e )
                                               Description of Investment Including
           Identity of Issue, Borrower,         Maturity Date, Rate of Interest,
          Lessor, or Similar Party             Collateral, Par, or Maturity Value              Cost                   Current Value
          ------------------------             ----------------------------------              ----                   -------------
         Canon Inc.                           Common Stock         267 shares            $        11,103              $      12,720
         Capital One Financial                Common Stock          75 shares                      5,015                      4,597
         Catalytica Energy Sys.               Common Stock       1,001 shares                      2,763                      3,503
         Cedar Fair                           Common Stock       5,000 shares                    118,000                    153,750
         Central Coast Bancorp Ca.            Common Stock         330 shares                      6,190                      5,950
         Cepheid Inc.                         Common Stock         100 shares                        510                        958
         Chesapeake Energy                    Common Stock         230 shares                          -                      3,123
         ChevronTexaco Corp.                  Common Stock         916 shares                     68,760                     79,140
         Chicos Fas Inc.                      Common Stock         110 shares                        404                      4,065
         China Mobile HK                      Common Stock         100 shares                      1,208                      1,553
         Ciena Corp.                          Common Stock         500 shares                      2,853                      3,280
         Cisco Systems Inc.                   Common Stock      24,385 shares                    385,905                    590,849
         Citigroup Inc.                       Common Stock       3,796 shares                    152,528                    184,258
         Citrix Systems Inc.                  Common Stock       1,510 shares                     23,515                     31,952
         Clear Channel Communications         Common Stock          43 shares                      2,057                      2,014
         CMGI                                 Common Stock         450 shares                        520                        801
         Coach Inc.                           Common Stock         165 shares                      6,265                      6,229
         Coca Cola Co.                        Common Stock         257 shares                     11,252                     13,023
         Cognizant Technology Solution        Common Stock          80 shares                      4,114                      3,651
         Colonial Properties                  Common Stock       1,250 shares                     47,228                     49,500
         Comcast Corp. Class A                Common Stock         270 shares                      7,244                      8,853
         Comcast Corp. Class A SPCL           Common Stock          71 shares                      1,946                      2,222
         Comp Financial                       Common Stock         315 shares                      6,523                      7,565
         Conagra Inc.                         Common Stock       1,000 shares                     26,075                     26,390
         Connectics Corp.                     Common Stock       2,000 shares                     24,040                     36,320
         Conocophillips                       Common Stock       3,093 shares                    194,871                    202,808
         Copper Mtn. Networks Inc.            Common Stock          80 shares                        341                        862
         Corning Inc.                         Common Stock         593 shares                      4,530                      6,185
         Corporate High Yld                   Common Stock       3,000 shares                     20,550                     26,340
         Correctional Properties Trust        Common Stock       6,000 shares                    130,200                    172,800
         Costco Wholesale                     Common Stock          60 shares                      1,976                      2,231
         Countrywide Financial                Common Stock          60 shares                      6,542                      4,551
         Coventry Health Care Inc.            Common Stock          85 shares                      4,753                      5,482
         Covis Corp.                          Common Stock       1,093 shares                        776                      1,858
         COX Communications Inc.              Common Stock         300 shares                      9,404                     10,335
         CSX Corp.                            Common Stock          46 shares                      1,613                      1,653
         Cypress Semiconductor                Common Stock         200 shares                      4,181                      4,272
         Danaher Corp.                        Common Stock          50 shares                      3,790                      4,588
         Danske Bank                          Common Stock         812 shares                     16,085                     19,051
         Deere Co.                            Common Stock          63 shares                      3,826                      4,098
         Del Monte Foods Co.                  Common Stock          89 shares                        685                        926
         Dell Inc.                            Common Stock       5,517 shares                    166,168                    187,468
         Deutsche Bank                        Common Stock         127 shares                      6,808                     10,441
         Developers Diversified Rlty.         Common Stock       5,365 shares                    140,146                    180,103
         Diageo                               Common Stock         317 shares                     15,547                     16,757
         Diametrics Med.                      Common Stock         200 shares                        330                         55
         Digital Lightwave Inc.               Common Stock         100 shares                        123                         81
         Digital Video Systems                Common Stock         500 shares                      1,060                      1,300
         Ditech Communications                Common Stock         185 shares                        403                      3,533
         DNX Corp.                            Common Stock          78 shares                      7,814                      8,156
         Donaldson Co. Inc.                   Common Stock         400 shares                     14,400                     23,664
         Doubleclick Inc.                     Common Stock           3 shares                         38                         31
         Dover Corp.                          Common Stock         120 shares                      4,895                      4,770
         DSL Net Inc.                         Common Stock         200 shares                         98                        120
         DSM                                  Common Stock         593 shares                      7,975                      7,298
         Duke Realty Corp.                    Common Stock       1,000 shares                     28,533                     31,000

*     Represents parties-in-interest

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          EIN 77-00142070 PLAN NO. 002
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2003


 ( a )                ( b )                                  ( c )                            ( d )                      ( e )
                                               Description of Investment Including
           Identity of Issue, Borrower,         Maturity Date, Rate of Interest,
          Lessor, or Similar Party             Collateral, Par, or Maturity Value              Cost                   Current Value
          ------------------------             ----------------------------------              ----                   -------------
         Dupont                               Common Stock         646 shares        $            30,402         $           29,645
         Durect Corp.                         Common Stock       1,500 shares                      3,030                      3,750
         E Trade Group Inc.                   Common Stock         903 shares                      7,135                     11,423
         Eaton Corp.                          Common Stock          13 shares                      1,323                      1,404
         Edison International                 Common Stock         238 shares                      2,819                      5,217
         Egain Communications Corp.           Common Stock          60 shares                        216                        123
         Eisai Ltd.                           Common Stock         562 shares                     14,128                     15,155
         Elan Corp.                           Common Stock         400 shares                      1,259                      2,756
         Eloyalty Corp.                       Common Stock          30 shares                        124                        110
         EMC Corp.                            Common Stock       7,466 shares                     81,306                     96,461
         Emerson Elec. Co.                    Common Stock          16 shares                        976                      1,036
         Encana Corp.                         Common Stock         184 shares                      7,521                      7,257
         Endesa                               Common Stock       1,245 shares                     16,434                     23,780
         Engage Technologies Inc.             Common Stock         250 shares                         32                          1
         Eni                                  Common Stock         173 shares                     15,212                     16,432
         Enron Corp.                          Common Stock         330 shares                      4,620                      5,910
         Enterasys Networks Inc.              Common Stock         500 shares                      2,411                      1,875
         Entrada Networks Inc.                Common Stock          50 shares                          7                          7
         Equity Residential Properties        Common Stock       1,000 shares                     27,514                     29,510
         Ericsson                             Common Stock          12 shares                         81                        212
         Essex Property Inc.                  Common Stock         900 shares                     51,512                     57,798
         Everest                              Common Stock          35 shares                      3,221                      2,961
         Excelligence Learning                Common Stock         125 shares                        362                        762
         Extreme Networks Inc.                Common Stock         100 shares                        327                        721
         Exxon Mobil Corp.                    Common Stock       2,415 shares                     94,640                     99,015
         Fannie Mae                           Common Stock         155 shares                      9,999                     11,667
         FedEx Corp.                          Common Stock          25 shares                      1,355                      1,687
         Fibercore Inc.                       Common Stock       1,100 shares                        231                          5
         Finisar Corp.                        Common Stock       1,175 shares                      1,116                      3,678
         First Data Corp.                     Common Stock         650 shares                     25,920                     26,709
         Five Star Quality Care               Common Stock         186 shares                        255                        818
         FleetBoston Finl Corp.               Common Stock          37 shares                      1,245                      1,615
         Flextronics International Ltd.       Common Stock       1,562 shares                     17,318                     23,118
         Fluor Corp.                          Common Stock         200 shares                      5,600                      7,928
         Forest Labs Inc.                     Common Stock         400 shares                     22,102                     24,720
         Fortune Brands Inc.                  Common Stock          45 shares                      3,491                      3,217
         Foundry Networks Inc.                Common Stock         365 shares                      5,763                      9,975
         France Telecom                       Common Stock         100 shares                      1,777                      2,859
         Freeprt-McMran Copper & Gold         Common Stock          75 shares                      3,402                      3,160
         Fuji Photo Film                      Common Stock         637 shares                     21,502                     20,894
         Gannett Co.                          Common Stock         500 shares                     40,334                     44,580
         Gap Inc.                             Common Stock       1,093 shares                     19,692                     25,369
         Genaera Corp.                        Common Stock       1,000 shares                      2,378                      3,270
         Genentech Inc.                       Common Stock         400 shares                     16,986                     37,428
         General Electric                     Common Stock       8,122 shares                    222,843                    251,605
         General Mills                        Common Stock          25 shares                      1,291                      1,133
         General Motors Corp.                 Common Stock         100 shares                      3,686                      5,340
         General Dynamics Corp.               Common Stock         100 shares                      7,937                      9,039
         Genzyme Corp.                        Common Stock          65 shares                      3,215                      3,204
         Geron Corp.                          Common Stock       1,000 shares                      3,600                      9,970
         Gillette Co.                         Common Stock         127 shares                      4,370                      4,665
         Glaxosmithkline                      Common Stock         901 shares                     37,929                     42,005
         Globalstar Telecomm                  Common Stock         200 shares                         10                          5
         Great Lakes REIT Inc.                Common Stock       2,000 shares                     33,300                     31,400
         Green Star Prods Inc.                Common Stock       4,400 shares                        108                        330
         Gtech Holdings Corp.                 Common Stock          90 shares                      4,765                      4,454

*     Represents parties-in-interest

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          EIN 77-00142070 PLAN NO. 002
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2003

 ( a )                ( b )                                  ( c )                            ( d )                      ( e )
                                               Description of Investment Including
           Identity of Issue, Borrower,         Maturity Date, Rate of Interest,
          Lessor, or Similar Party             Collateral, Par, or Maturity Value              Cost                   Current Value
          ------------------------             ----------------------------------              ----                   -------------
         Guidant Corp.                        Common Stock         600 shares            $        18,510              $      36,120
         Harley Davidson Inc.                 Common Stock         800 shares                     36,960                     38,024
         Harmonic Lightwaves Inc.             Common Stock         400 shares                        920                      2,900
         Harmony Gold                         Common Stock       1,000 shares                     17,002                     16,230
         Health Care Property Invs.           Common Stock       4,000 shares                    153,200                    203,200
         Health Care REIT Inc.                Common Stock       6,000 shares                    162,300                    216,000
         Health Grades Inc.                   Common Stock       2,000 shares                         60                      1,200
         Health Mgmt Assoc. Inc.              Common Stock         500 shares                      8,950                     12,000
         Healthcare Rlty                      Common Stock       5,000 shares                    146,250                    178,750
         Heinz H J Co.                        Common Stock         200 shares                      6,574                      7,286
         Hewlett Packard Co.                  Common Stock         819 shares                     16,088                     18,812
         Hitachi Ltd.                         Common Stock         173 shares                      7,478                     10,392
         Home Depot Inc.                      Common Stock       1,803 shares                     49,672                     63,988
         Hospitality Properties               Common Stock       2,000 shares                     70,400                     82,560
         HRPT Properties                      Common Stock      28,600 shares                    268,278                    288,574
         HSBC Hldg                            Common Stock         161 shares                     10,113                     12,690
         Humphrey Hospitality                 Common Stock      10,000 shares                     19,600                     46,100
         I2 Technologies Inc.                 Common Stock         610 shares                        702                      1,013
         Ibis Technology Corp.                Common Stock          30 shares                        141                        338
         Icos Corp.                           Common Stock         500 shares                     13,925                     20,640
         Identix Inc.                         Common Stock         134 shares                        690                        596
         Illinois Tool Works Inc.             Common Stock          25 shares                      1,974                      2,098
         Illumina Inc.                        Common Stock         230 shares                        775                      1,622
         Inamed Corp.                         Common Stock          75 shares                      5,180                      3,604
         Incyte Corp.                         Common Stock          60 shares                        274                        410
         Infocus Corp.                        Common Stock       1,000 shares                      6,160                      9,680
         Ing Groep                            Common Stock         675 shares                     11,311                     15,802
         Innkeepers USA                       Common Stock       5,000 shares                     38,300                     41,850
         Insignia Solutions                   Common Stock       3,000 shares                      4,601                      2,730
         Integrated Device Tech               Common Stock         100 shares                      1,274                      1,717
         Intel Corp.                          Common Stock      21,288 shares                    414,564                    682,270
         Interferon                           Common Stock       3,000 shares                        135                         90
         Internet Architecture                Common Stock         200 shares                      5,156                      7,202
         Internet Cap Group Inc.              Common Stock         912 shares                        360                        315
         Interwave Communications
             International                    Common Stock           5 shares                         15                         22
         International Business Mach.         Common Stock       1,950 shares                    169,099                    180,726
         International Game Technologies      Common Stock         100 shares                      8,872                      3,570
         International Paper Co.              Common Stock          68 shares                      2,984                      2,931
         Intuit Inc.                          Common Stock         200 shares                     10,177                     10,572
         Invitrogen                           Common Stock          55 shares                      4,197                      3,845
         Iomega Corp.                         Common Stock         200 shares                      1,570                      1,196
         Ishares TS and P                     Common Stock          65 shares                      7,896                      8,710
         Isis Pharmaceuticals                 Common Stock       2,000 shares                     13,180                     13,000
         Ivoice Inc.                          Common Stock       3,000 shares                          5                          8
         Jabil Circuit Inc.                   Common Stock         120 shares                      3,054                      3,396
         Jacobs Engineering Group Inc.        Common Stock         120 shares                      5,097                      5,761
         JC Penney Co.                        Common Stock       2,000 shares                     46,020                     52,560
         JDS Uniphase Corp.                   Common Stock       5,500 shares                     15,577                     20,020
         JM Smucker Co.                       Common Stock          12 shares                        532                        543
         JMAR Inds Inc.                       Common Stock         150 shares                        153                        352
   *     Johnson & Johnson                    Common Stock      48,194 shares                  2,835,661                  2,489,684
         JP Morgan Chase and Co.              Common Stock       1,591 shares                     44,610                     58,437
         Juniper Networks Inc.                Common Stock       1,190 shares                     11,833                     22,229
         Kaneb Pipe Line Partners LP          Common Stock       4,000 shares                    139,400                    203,200
         Kao Corp.                            Common Stock          44 shares                     10,548                      8,950
         Kingfisher                           Common Stock       1,249 shares                     12,469                     12,802

*     Represents parties-in-interest

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          EIN 77-00142070 PLAN NO. 002
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2003


 ( a )                ( b )                                  ( c )                            ( d )                      ( e )
                                               Description of Investment Including
           Identity of Issue, Borrower,         Maturity Date, Rate of Interest,
          Lessor, or Similar Party             Collateral, Par, or Maturity Value              Cost                   Current Value
          ------------------------             ----------------------------------              ----                   -------------
         KLA Tencor Corp.                     Common Stock          55 shares            $         2,259              $       3,220
         Knight Trading Group Inc.            Common Stock         335 shares                      4,388                      4,911
         Koninklijke Philips Electronics      Common Stock         404 shares                      8,312                     11,752
         Korea Elec Pwr                       Common Stock         720 shares                      6,864                      7,481
         KPNQWest                             Common Stock         600 shares                     13,282                     11,442
         Kraft Foods Inc.                     Common Stock          59 shares                      1,926                      1,901
         Kulicke & Soffa Indust               Common Stock       2,000 shares                     11,440                     28,760
         Lam Research Corp.                   Common Stock         250 shares                      2,700                      8,075
         Lexmark International Group Inc.     Common Stock          40 shares                      3,225                      3,146
         Limited Brands Inc.                  Common Stock         103 shares                      1,811                      1,857
         Lockheed Martin Corp.                Common Stock         100 shares                      5,775                      5,140
         Loral Space & Comm Ltd.              Common Stock         307 shares                      1,047                         97
         Lowe's Companies Inc.                Common Stock         200 shares                      9,792                     11,078
         LSI Logic Corp.                      Common Stock       4,700 shares                     33,037                     41,689
         LTX Corp.                            Common Stock         500 shares                      3,015                      7,515
         Lucent Technologies Inc.             Common Stock       2,512 shares                      3,874                      7,134
         Marks & Spencer Ltd.                 Common Stock         197 shares                      6,603                      6,115
         Martha Stewart                       Common Stock         200 shares                      1,974                      1,970
         Massey Energy Co.                    Common Stock         400 shares                      3,888                      8,320
         Maxim Integrated Prods.              Common Stock       1,000 shares                     37,971                     49,580
         Maxygen Inc.                         Common Stock         500 shares                      4,632                      5,315
         MBNA Corp.                           Common Stock          38 shares                        976                        944
         McData Corp.                         Common Stock          88 shares                      1,167                        839
         Medco Health Solutions               Common Stock         182 shares                      7,488                      6,189
         Medtronic Inc.                       Common Stock       1,350 shares                     68,086                     65,623
         Mellon Financial Corp.               Common Stock          83 shares                      2,815                      2,665
         Merck & Co. Inc.                     Common Stock       1,558 shares                     95,267                     71,973
         Mercury Interactive Corp.            Common Stock          75 shares                      2,636                      3,648
   *     Merrill Lynch & Co.                  Common Stock         400 shares                     17,513                     23,460
         Micromuse Inc.                       Common Stock          70 shares                        267                        483
         Micron Technology Inc.               Common Stock         200 shares                      1,948                      2,694
         Microsoft Inc.                       Common Stock      10,509 shares                    300,243                    287,620
         Millea Health Solutions              Common Stock         108 shares                      6,842                      7,248
         Millennium Pharmaceuticals           Common Stock         800 shares                      9,586                     14,920
         MIM Corp.                            Common Stock         100 shares                        580                        703
         MIPS Techs Inc.                      Common Stock          13 shares                         45                         72
         Molecular Diagnostics                Common Stock         491 shares                         79                         79
         Monsanto Co.                         Common Stock          57 shares                      1,391                      1,640
         Motorola Inc.                        Common Stock       1,154 shares                     12,041                     16,156
         Nasdaq-100                           Common Stock       3,474 shares                     99,648                    126,662
         Nationwide Health Properties         Common Stock       9,500 shares                    141,835                    185,725
         National Australia                   Common Stock          84 shares                      8,476                      9,412
         Navistar International Corp.         Common Stock          71 shares                      2,965                      3,400
         Nektar Therapeutics                  Common Stock         500 shares                      3,847                      6,805
         Nestle S A                           Common Stock         325 shares                     19,236                     20,300
         Netflix Com Inc.                     Common Stock         500 shares                      8,938                     27,345
         Network Appliance Inc.               Common Stock       1,690 shares                     22,105                     34,544
         New Focus Inc.                       Common Stock         760 shares                      2,918                      3,815
         Newell Rubbermaid Inc.               Common Stock          37 shares                        967                        842
         Newmont Mining Corp.                 Common Stock       1,029 shares                     48,673                     50,020
         News Corp. Ltd.                      Common Stock       1,000 shares                     26,250                     36,100
         Nexprise Inc.                        Common Stock          36 shares                         50                         45
         Nextel Partners Inc.                 Common Stock         380 shares                      4,650                      5,111
         NII Hldgs Inc.                       Common Stock          45 shares                      3,470                      3,358
         Nike Inc.                            Common Stock          33 shares                      2,055                      2,259
         Nintendo Ltd.                        Common Stock         986 shares                     12,077                     11,500

*     Represents parties-in-interest

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          EIN 77-00142070 PLAN NO. 002
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2003


 ( a )                ( b )                                  ( c )                            ( d )                      ( e )
                                               Description of Investment Including
           Identity of Issue, Borrower,         Maturity Date, Rate of Interest,
          Lessor, or Similar Party             Collateral, Par, or Maturity Value              Cost                   Current Value
          ------------------------             ----------------------------------              ----                   -------------
         Nippon Teleg & Tel Corp.             Common Stock         510 shares            $        10,253              $      12,526
         Nokia Corp.                          Common Stock       8,125 shares                    139,740                    138,129
         Norsk Hydro                          Common Stock         400 shares                     17,764                     24,720
         Nortel Networks Corp.                Common Stock       1,500 shares                      3,629                      6,346
         Nova Chemicals Corp.                 Common Stock         100 shares                      1,830                      2,695
         Novartis                             Common Stock         506 shares                     20,694                     23,220
         Novell Inc.                          Common Stock         300 shares                      1,002                      3,159
         Novellys Sys Inc.                    Common Stock       1,400 shares                     45,167                     58,870
         Nuvelo Inc.                          Common Stock         200 shares                        244                        700
         Office Depot Inc.                    Common Stock         150 shares                      2,463                      2,507
         Omnicom Group                        Common Stock          40 shares                      3,823                      3,493
         Open TV Corp.                        Common Stock          50 shares                         59                        167
         Oracle Corp.                         Common Stock      20,000 shares                    243,439                    264,600
         Pacific Aerospace & Eltr Inc.        Common Stock          10 shares                          -                          1
         Paccar Inc.                          Common Stock          55 shares                      4,348                      4,682
         Pacific Sunwear Cal Inc.             Common Stock         250 shares                      6,852                      5,275
         PalmOne Inc.                         Common Stock          50 shares                        843                        587
         Palmsource Inc.                      Common Stock          15 shares                          -                        327
         Parker Hannifin Corp.                Common Stock          25 shares                      1,307                      1,488
         Paychex Inc.                         Common Stock         220 shares                      7,757                      8,184
         Peoplesoft Inc.                      Common Stock         190 shares                      4,092                      4,330
         Pepsico Inc.                         Common Stock       1,867 shares                     87,580                     87,040
         Peregrine Pharmactls Inc.            Common Stock       1,000 shares                        780                      2,210
         Petsmart Inc.                        Common Stock         170 shares                      4,966                      4,046
         Pfizer Inc.                          Common Stock       5,173 shares                    179,983                    182,765
         PG&E Corp.                           Common Stock         370 shares                      5,146                     10,282
         Pharmaceutical Res Inc.              Common Stock          45 shares                      3,328                      2,932
         Pitney Bowes Inc.                    Common Stock         100 shares                      3,266                      4,062
         Pixar                                Common Stock         200 shares                     11,975                     13,858
         Plantronics Inc.                     Common Stock         700 shares                     10,591                     22,855
         Plum Creek Timber Co. Inc.           Common Stock       1,070 shares                     28,440                     32,582
         PMI Group Inc.                       Common Stock         115 shares                      4,820                      4,281
         Pogo Producing Co.                   Common Stock          60 shares                        288                      2,898
         Polycom Inc.                         Common Stock         245 shares                      4,774                      4,782
         Portugal Telecom                     Common Stock         835 shares                      6,535                      8,367
         Potash Corp. of Saskatchewan Inc.    Common Stock          17 shares                      1,377                      1,470
         Praxair Inc.                         Common Stock          56 shares                      3,720                      2,139
         Preferred Income                     Common Stock       8,000 shares                    220,297                    188,000
         Procter & Gamble                     Common Stock         200 shares                     19,175                     19,976
         Progress Energy Inc.                 Common Stock         227 shares                     10,838                     10,274
         Providian Finl Corp.                 Common Stock         200 shares                      1,882                      2,328
         Proxim Inc.                          Common Stock         188 shares                        164                        314
         Qlogic Corp.                         Common Stock         360 shares                     14,273                     18,565
         Qualcomm Inc.                        Common Stock         196 shares                      7,132                     10,570
         RailAmerica Inc.                     Common Stock         533 shares                      3,822                      6,289
         Real Networks Inc.                   Common Stock         500 shares                      1,905                      2,855
         Redback Networks Inc.                Common Stock         315 shares                        272                         73
         Reed Elsevier                        Common Stock         204 shares                      7,614                      6,875
         Repsol                               Common Stock         402 shares                      6,040                      7,859
         RF Micro Devices Inc.                Common Stock         400 shares                      3,567                      4,024
         Rite Aid Corp.                       Common Stock         250 shares                        612                      1,510
         Riverstone Networks Inc.             Common Stock         856 shares                      1,872                        950
         RobertHalf International Inc.        Common Stock         195 shares                      4,626                      4,551
         Roche Hldg Ltd.                      Common Stock         115 shares                      8,642                     11,600
         Rohm and Haas                        Common Stock          33 shares                      1,318                      1,409
         Rouge Wave Software                  Common Stock         200 shares                        356                      1,330

*     Represents parties-in-interest

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          EIN 77-00142070 PLAN NO. 002
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2003


 ( a )                ( b )                                  ( c )                            ( d )                      ( e )
                                               Description of Investment Including
           Identity of Issue, Borrower,         Maturity Date, Rate of Interest,
          Lessor, or Similar Party             Collateral, Par, or Maturity Value              Cost                   Current Value
          ------------------------             ----------------------------------              ----                   -------------
         Roxio Inc.                           Common Stock         114 shares            $           544              $         547
         Royal Caribbean Cruises              Common Stock         125 shares                      4,021                      4,349
         Royal Dutch Petroleum Co.            Common Stock       1,500 shares                     77,998                     78,585
         RSA Security Inc.                    Common Stock         300 shares                      1,797                      4,275
         Saba Software Inc.                   Common Stock          37 shares                        165                        128
         Safenet Inc.                         Common Stock         170 shares                      4,441                      5,214
         San Paolo-Imi                        Common Stock         319 shares                      4,922                      8,272
         Sandisk Corp.                        Common Stock         115 shares                      4,239                      7,038
         Sanmina-Sci Corp.                    Common Stock         575 shares                      4,636                      7,245
         Save the Worldair Inc.               Common Stock         530 shares                        185                        715
         Savient Pharmaceuticals Inc.         Common Stock         500 shares                      1,830                      2,305
         SBC Communications Inc.              Common Stock          60 shares                      1,553                      1,564
         Schering Plough Corp.                Common Stock         178 shares                      3,222                      3,095
         Schlumberger Ltd.                    Common Stock         130 shares                      6,358                      7,114
         Scottish Power                       Common Stock         634 shares                     16,245                     17,232
         Sector Spdr Consumers Stpl.          Common Stock         100 shares                      1,994                      2,178
         Sector Spdr Technology               Common Stock         125 shares                      1,850                      2,547
         Select Medical Corp.                 Common Stock         260 shares                      9,602                      4,233
         Serologicals Corp.                   Common Stock         150 shares                      1,650                      2,790
         Shell Trns & Trdng                   Common Stock         328 shares                     14,235                     14,770
         Siebel Sys Inc.                      Common Stock       1,800 shares                     16,695                     25,056
         Silicon Graphics Inc.                Common Stock       1,608 shares                      2,036                      2,203
         Sina Corp.                           Common Stock         200 shares                      4,221                      6,750
         Smith Micro Software Inc.            Common Stock       1,500 shares                      6,198                      2,985
         Societe Generale France              Common Stock         987 shares                     13,230                     17,429
         Solectron Corp.                      Common Stock       2,200 shares                      7,810                     13,002
         Sonus Networks Inc.                  Common Stock         180 shares                        315                      1,357
         Sony Corp.                           Common Stock         426 shares                     15,933                     14,769
         Sorrento Networks Corp.              Common Stock          10 shares                         41                         30
         Sovran Self Storage Inc.             Common Stock       5,000 shares                    141,800                    185,750
         Sprint Corp.                         Common Stock         740 shares                      3,241                      4,159
         Standard&Poors                       Common Stock         272 shares                     30,175                     30,268
         Staples Inc.                         Common Stock         213 shares                      4,793                      5,815
         Starbucks Corp.                      Common Stock         150 shares                      3,689                      4,974
         Statoil ASA                          Common Stock       1,001 shares                      9,403                     11,311
         Stellent Inc.                        Common Stock          38 shares                        169                        377
         Stemcells Inc.                       Common Stock       1,000 shares                      1,090                      1,980
         Stora Enso                           Common Stock         967 shares                     11,146                     13,113
         Stratex Networks Inc.                Common Stock          50 shares                        110                        215
         Sun Microsystems Inc.                Common Stock      15,646 shares                     58,236                     69,938
         Superconductor Technologies          Common Stock         100 shares                         94                        556
         Supergen Inc.                        Common Stock       1,125 shares                      5,315                     12,375
         Symantec Corp.                       Common Stock         550 shares                     25,495                     18,975
         Symyx Tech Inc.                      Common Stock         300 shares                      4,635                      6,165
         Syngenta                             Common Stock         948 shares                     11,215                     12,779
         Taiwan Manufacturing                 Common Stock         237 shares                      1,671                      2,427
         Target Corp.                         Common Stock          67 shares                      2,844                      2,573
         TDK Corp.                            Common Stock         134 shares                      6,216                      9,617
         Telefonos M SA RP L                  Common Stock       1,035 shares                     36,367                     34,186
         Telik Inc.                           Common Stock         380 shares                      5,377                      8,740
         Teradyne Inc.                        Common Stock          49 shares                      1,092                      1,247
         Teraforce Tech Corp.                 Common Stock       4,200 shares                        672                      1,050
         Texas Instruments                    Common Stock       7,700 shares                    115,577                    226,226
         Tibco Software Inc.                  Common Stock          45 shares                        308                        305
         Time Warner Inc.                     Common Stock       1,558 shares                     23,197                     28,028
         Topps Inc.                           Common Stock         500 shares                      4,350                      5,130

*     Represents parties-in-interest

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          EIN 77-00142070 PLAN NO. 002
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2003



 ( a )                ( b )                                  ( c )                            ( d )                      ( e )
                                               Description of Investment Including
           Identity of Issue, Borrower,         Maturity Date, Rate of Interest,
          Lessor, or Similar Party             Collateral, Par, or Maturity Value              Cost                   Current Value
 -----    ------------------------             ----------------------------------              ----                   -------------
         Total SA                             Common Stock         205 shares            $        16,543              $      18,965
         Toyota Motor Corp.                   Common Stock         140 shares                      8,378                      9,625
         TPG                                  Common Stock         345 shares                      7,766                      8,139
         Transcanada Corp.                    Common Stock         500 shares                      8,325                     10,755
         Transmeta Corp.                      Common Stock         140 shares                        164                        476
         Travelers Property A                 Common Stock         133 shares                      2,170                      2,232
         Travelers Property B                 Common Stock         278 shares                      4,542                      4,718
         Tribune Co.                          Common Stock          52 shares                      2,581                      2,683
         Tyco International Ltd.              Common Stock         226 shares                      4,759                      5,989
         UAL Corp.                            Common Stock         200 shares                        286                        324
         Union Pacific Corp.                  Common Stock         225 shares                     15,034                     15,631
         United Parcel Services               Common Stock         282 shares                     19,867                     21,012
         Universal Health Svcs                Common Stock         200 shares                      9,020                     10,744
         Univision Communications             Common Stock          75 shares                      2,313                      2,977
         Upgrade International Corp.          Common Stock          50 shares                          9                         11
         UPM Kymmene Oy                       Common Stock         446 shares                      7,538                      8,586
         UTS Motorola Inc.                    Common Stock         235 shares                      7,520                     10,206
         UTStarcom Inc.                       Common Stock         130 shares                      5,094                      4,819
         Varco International Inc.             Common Stock       1,000 shares                     17,400                     20,630
         Verisign Inc.                        Common Stock         322 shares                      2,582                      5,249
         Veritas Software Co.                 Common Stock         169 shares                      3,269                      6,256
         Verizon Communications               Common Stock         326 shares                     13,453                     11,436
         VF Corp.                             Common Stock          32 shares                      1,390                      1,384
         Viacom Inc.                          Common Stock         287 shares                     13,113                     12,705
         Viacom Inc. Cl B                     Common Stock         390 shares                     15,896                     17,308
         Vicon Indust Inc.                    Common Stock         500 shares                      1,800                      2,340
         Visx Inc.                            Common Stock         200 shares                      1,916                      4,630
         Vodafone Group                       Common Stock         500 shares                      9,060                     12,520
         Volvo Aktiebolaget                   Common Stock         391 shares                      7,661                     11,972
         Wachovia Corp.                       Common Stock          56 shares                      2,542                      2,609
         Wal-Mart Stores Inc.                 Common Stock       1,465 shares                     81,726                     77,718
         Walt Disney Company                  Common Stock       7,181 shares                    169,732                    167,533
         Wast Management Inc.                 Common Stock          45 shares                      1,287                      1,332
         Wellpoint Health Networks Inc.       Common Stock         230 shares                     18,571                     22,308
         Wells Fargo & Co.                    Common Stock          35 shares                      1,961                      2,061
         Westell Technologies Inc.            Common Stock         300 shares                        360                      1,893
         Western Wireless                     Common Stock         235 shares                      3,318                      4,315
         Westpac Banking Corp.                Common Stock       5,625 shares                     50,292                     67,768
         Weyerhaeuser Co.                     Common Stock          20 shares                      1,312                      1,280
         Wind River Systems Inc.              Common Stock       1,450 shares                      5,946                     12,702
         Worldcom Inc.                        Common Stock       2,560 shares                        316                         34
         Worldcom Inc.-MCI Group              Common Stock       1,050 shares                        164                         51
         Worldwide Restauarant                Common Stock       2,000 shares                      5,301                      5,600
         Wyeth                                Common Stock          31 shares                      1,574                      1,316
         Xcel Energy Inc.                     Common Stock         200 shares                      2,538                      3,396
         Xerox Corp.                          Common Stock         961 shares                      9,518                     13,262
         Xilinx Inc.                          Common Stock         200 shares                      4,121                      7,726
         XM Satelte Radio Hldgs               Common Stock         115 shares                      2,215                      3,023
         Yahoo Inc.                           Common Stock         440 shares                      9,179                     19,813
         Yellow Roadway Corp.                 Common Stock          85 shares                          -                      3,074
         Zimmer Holdings Inc.                 Common Stock          95 shares                      4,746                      6,691
         Zurich Finl Svcs                     Common Stock         677 shares                      7,286                      9,744
         Alltel Corp.                         Preferred Stock      145 shares                      7,443                      7,206
         Amerada Hess Corp.                   Preferred Stock      155 shares                      8,748                      8,502
         Baxter International                 Preferred Stock      210 shares                     11,839                     11,603
         Bethlehem Steel Corp.                Preferred Stock      174 shares                         38                          3

*     Represents parties-in-interest

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          EIN 77-00142070 PLAN NO. 002
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2003


 ( a )                ( b )                                  ( c )                            ( d )                      ( e )
                                               Description of Investment Including
           Identity of Issue, Borrower,         Maturity Date, Rate of Interest,
          Lessor, or Similar Party             Collateral, Par, or Maturity Value              Cost                   Current Value
 -----    ------------------------             ----------------------------------              ----                   -------------
         Centurytel Inc.                      Preferred Stock      290 shares            $         7,872              $       7,830
         Chubb Corp.                          Preferred Stock      290 shares                      9,078                      8,282
         Constellation Brands Inc.            Preferred Stock      295 shares                      8,533                      9,080
         Electronic Data Systems              Preferred Stock      285 shares                      6,244                      6,535
         Ford Motor Co.                       Preferred Stock      340 shares                     13,889                     19,023
         General Motors Corp.                 Preferred Stock      555 shares                     13,459                     14,874
         Harris Preferred Cap                 Preferred Stock      400 shares                     10,040                     10,064
         Kerr McKee Corp.                     Preferred Stock      160 shares                      8,063                      7,984
         MCI Capital                          Preferred Stock      500 shares                      2,750                      5,315
   *     Merrill Lynch                        Preferred Stock    3,000 shares                     79,230                     81,960
         National Australia Bank              Preferred Stock      660 shares                     23,991                     25,212
         Northrop Grumman Corp.               Preferred Stock       60 shares                      6,464                      6,222
         Prudential Financial Inc.            Preferred Stock       95 shares                      5,799                      6,185
         Raytheon Company                     Preferred Stock      120 shares                      6,552                      6,514
         Simon Property Group Inc.            Preferred Stock    1,500 shares                     40,155                     40,950
         Teekay Shipping                      Preferred Stock      265 shares                      8,089                      9,500
         Travelers Property                   Preferred Stock      300 shares                      6,705                      7,350
         Xerox Corp.                          Preferred Stock       80 shares                      9,445                     10,380
         Aim                                  Aggressive Growth Fund                              14,585                     18,575
         Aim                                  Balanced Fund                                       18,026                     20,702
         Aim                                  Basic Value Fund                                    47,674                     63,769
         Aim                                  Blue Chip Fund                                      79,333                     99,388
         Aim                                  Equity Constellation Fund                           12,143                     13,915
         Aim                                  European Growth Fund                                 6,991                     10,006
         Aim                                  Premier Equity Fund                                 16,131                     20,148
         Alger                                MidCap Growth Institutional Portfolio              112,312                    123,766
         Alger                                LargeCap Growth Fund                                 2,031                      1,909
         Alger                                MidCap Growth Fund                                   1,419                      2,964
         Alliance                             Premier Growth Fund                                 72,863                     89,409
         Alliance                             Technology Fund                                    105,887                    118,683
         AM Washington Mutual                 Investors Fund                                      23,115                     25,222
         American                             Growth Fund of America                              55,514                     55,293
         Blackrock                            Low Duration Fund                                  138,443                    125,140
         Capital                              World Growth and Income Fund                         2,492                      3,347
         Davis                                NY Venture Fund                                     80,904                    106,134
         Federated                            European Equity Fund                                 9,340                     12,190
         Federated                            International Small Co. Fund                        17,195                     26,460
         Federated                            Kaufman Fund                                         5,155                      7,385
         Fidelity                             High Income Fund                                    48,815                     55,676
         Fidelity                             Equity Growth Fund                                  24,465                     32,253
         Fidelity                             MidCap Fund                                          8,277                     11,898
         Fidelity                             Dividend Growth Fund                                19,997                     24,427
         Franklin                             FlexCap Growth Fund                                141,222                    198,386
         Hochkis & Wily                       LargeCap Value Fund                                  6,518                      9,154
         Ing International                    SmallCap Growth Fund                                29,258                     37,012
         Invesco                              Technology Fund                                     12,499                     11,348
         John Hancock                         US Global Lrds Gr Fund                               5,009                      5,026
         John Hancock                         Bond Fund                                           36,263                     33,714
         John Hancock                         International Fund                                  13,776                     14,184
         Lord Abbett                          Developing Growth Fund                               4,589                      6,428
         Mass Investors                       Growth Stock Fund                                   55,084                     67,556
         Mass Investors                       Trust Fund                                          15,129                     18,348
         MFS                                  High Income Fund                                    21,446                     21,746
         MFS                                  MidCap Growth Fund                                   1,332                      1,837
         MFS                                  Research Fund                                        6,968                      8,607
   *     Merrill Lynch                        Balanced Capital Fund                               49,404                     58,493

*     Represents parties-in-interest

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          EIN 77-00142070 PLAN NO. 002
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2003


 ( a )                ( b )                                  ( c )                            ( d )                      ( e )
                                               Description of Investment Including
           Identity of Issue, Borrower,         Maturity Date, Rate of Interest,
          Lessor, or Similar Party             Collateral, Par, or Maturity Value              Cost                   Current Value
 -----    ------------------------             ----------------------------------              ----                   -------------
   *     Merrill Lynch                        Basic Value Fund                           $       250,632              $     289,487
   *     Merrill Lynch                        Bond Core Fund                                      40,156                     36,947
   *     Merrill Lynch                        Bond High Income Fund                               72,477                     78,534
   *     Merrill Lynch                        Dragon Fund                                         15,282                     19,080
   *     Merrill Lynch                        Euro Fund                                           24,429                     32,287
   *     Merrill Lynch                        Fundamental Growth Fund                              8,946                     11,475
   *     Merrill Lynch                        Global Allocation Fund                             702,813                    797,711
   *     Merrill Lynch                        Global Growth Fund                                 156,050                    185,750
   *     Merrill Lynch                        Global Technology Fund                              38,471                     52,502
   *     Merrill Lynch                        Global Value Fund                                   25,954                     31,941
   *     Merrill Lynch                        Healtcare Fund                                      29,607                     30,853
   *     Merrill Lynch                        Latin American Fund                                 14,402                     20,368
   *     Merrill Lynch                        Pacific Fund                                        16,726                     20,289
   *     Merrill Lynch                        S&P 500 Index Fund                                 420,033                    460,999
   *     Merrill Lynch                        SmallCap Value Fund                                122,871                    149,105
         Munder                               NetNet Fund                                         80,709                    135,676
         Oppenheimer                          International Growth Fund                            2,806                      4,221
         PIMCO                                CCM Capital Appreciation Fund                       17,028                     21,567
         PIMCO                                High Yield Fund                                     20,613                     23,518
         PIMCO                                Innovation Fund                                     27,099                     37,065
         PIMCO                                Renaissance Fund                                    37,515                     51,124
         PIMCO                                Real Return Bond Fund                               88,180                     77,949
         PIMCO                                SmallCap Value Fund                                 15,178                     19,277
         PIMCO                                Total Return Fund                                    7,537                      7,563
         Pioneer                              High Yield Fund                                     83,935                     80,629
         Seligman                             Communications Information Fund                     22,977                     32,709
         State Street                         Government Income Fund                              70,523                     68,711
         Templeton                            Developing Markets Fund                             12,541                     18,799
         Templeton                            Foreign Fund                                        27,615                     31,261
         Managers Fund                        Fixed Income Sec Fund                                3,502                      3,665
         Managers                             Special Equity Fund                                  5,801                      8,267
         Oakmark                              Equity and Income Fund                              53,148                     64,925
         Oakmark                              Select Fund                                         26,328                     29,879
         Van Kampen                           Emerging Growth Fund                                10,319                     13,192
         Van Kampen                           Comstock Fund                                        4,137                      5,338
         Van Kampen                           Equity & Income Fund                                83,872                     81,871
         Capital Crossing Bank                Certificate of Deposit                             108,816                     98,703
         Fremont Investment & Loan            Certificate of Deposit                             108,819                     98,723
         CMA                                  Money Market Fund                                5,167,836                  5,167,836
         Federal Home Ln Mtg Corp.            6.875% Due 2010                                      3,846                      3,485
         Federal National Mtg Assoc.          6.625% Due 2030                                      6,258                      5,684
         Federal National Mtg Assoc.          7.250% Due 2010                                     10,497                      9,432
         Federal National Mtg Assoc.          6.125% Due 2012                                          -                      2,227
         Federal Home Ln Mtg Corp.            6.000% Due 2033                                      9,621                      8,407
         Federal National Mtg Assoc.          5.000% Due 2018                                      9,948                      8,888
         Federal National Mtg Assoc.          6.500% Due 2032                                     11,469                      8,957
         United States Treasury Bond          7.500% Due 2016                                      8,583                      7,639
         United States Treasury Bond          5.250% Due 2029                                      2,188                      2,017
         United States Treasury Bond          8.125% Due 2021                                     70,801                     62,730
         United States Treasury Bond          8.000% Due 2021                                     12,005                     10,805
         United States Treasury Note          6.500% Due 2005                                     87,492                     76,946
         United States Treasury Note          4.750% Due 2008                                     80,905                     71,730
         United States Treasury Note          5.875% Due 2004                                     23,644                     20,800
         United States Treasury Note          5.750% Due 2010                                     11,337                     10,091
         United States Treasury Note          4.875% Due 2012                                     34,580                     30,711
         United States Treasury Note          3.250% Due 2004                                     18,010                     16,144

*     Represents parties-in-interest

                  ALZA CORPORATION TAX DEFERRAL INVESTMENT PLAN
                          EIN 77-00142070 PLAN NO. 002
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2003


 ( a )                ( b )                                  ( c )                            ( d )                      ( e )
                                               Description of Investment Including
           Identity of Issue, Borrower,         Maturity Date, Rate of Interest,
          Lessor, or Similar Party             Collateral, Par, or Maturity Value              Cost                   Current Value
 -----    ------------------------             ----------------------------------              ----                   -------------

         Agilent Technologies Inc.            Corporate Bond     VAR%Due 12/1/2021       $         9,261              $       8,740
         AT&T Corp.                           Corporate Bond   3.250%Due 3/15/2031                 8,800                      8,320
         Barnes & Noble Inc.                  Corporate Bond   5.250%Due 3/15/2009                 8,480                      7,568
         Carnival Corp.                       Corporate Bond   2.000%Due 4/15/2021                 4,190                      4,705
         Cendant Corp.                        Corporate Bond   0.000%Due 2/13/2021                 8,326                      8,250
         Centerpoint Energy Inc.              Corporate Bond   2.000%Due 9/15/2029                 8,026                      9,030
         Comverse Technology Inc.             Corporate Bond   0.000%Due 5/15/2023                 8,674                      8,225
         Countrywide                          Corporate Bond   0.000%Due 2/8/2031                  6,460                      9,630
         Cypress Semiconductor                Corporate Bond   1.250%Due 6/15/2008                 9,229                      9,172
         Duke Energy                          Corporate Bond   7.200%Due 9/30/2037                24,990                     25,250
         Enterprise Cap Tr III                Corporate Bond   7.250%Due 6/30/2047                22,750                     25,050
         Enterprise Cap Trsti SRA             Corporate Bond   7.440%Due 3/31/2047                 5,109                      5,028
         First Data Corp.                     Corporate Bond   2.000%Due 3/1/2008                  5,625                      5,350
         Gap Inc.                             Corporate Bond   5.750%Due 3/15/2009                 8,732                     10,736
         General Mills Inc.                   Corporate Bond   0.000%Due 10/28/2022                8,492                      7,700
         Hartford Life                        Corporate Bond   7.200%Due 6/30/2038                25,360                     25,450
         Inco Ltd.                            Corporate Bond   1.000%Due 3/14/2023                 9,395                      9,721
         International Game Technology        Corporate Bond   0.000%Due 1/29/2033                 8,789                      9,554
         L-3 Communications Hldg.             Corporate Bond   5.250%Due 6/1/2009                  9,262                      8,838
         Manpower Inc.                        Corporate Bond   0.000%Due 8/17/2021                 8,393                      8,324
   *     Merrill Lynch                        Corporate Bond   7.000%                             56,299                     53,480
         Pep Boys-Manny Moe Jack              Corporate Bond   4.250%Due 6/1/2007                  8,841                      8,338
         Photronics Inc.                      Corporate Bond   4.750%Due 12/15/2006                1,657                      1,980
         Pride International Inc.             Corporate Bond   2.500%Due 3/1/2007                  9,311                      8,645
         Providian Finl Corp.                 Corporate Bond   4.000%Due 5/15/2008                 8,890                      8,085
         Royal Caribbean Cruise               Corporate Bond   0.000%Due 2/2/2021                  7,268                      8,117
         Symantec Corp.                       Corporate Bond   3.000%Due 11/1/2006                 8,452                     12,306
         Telefonos DE Mexico                  Corporate Bond   4.250%Due 6/15/2004                 7,162                      6,840
         Teva Pharmaceutical Fin Inv          Corporate Bond   0.750%Due 8/15/2021                 7,937                      8,040
         Tyco International Group             Corporate Bond   2.750%Due 1/15/2018                12,179                     12,762
         Unit Washington Mutual               Corporate Bond   5.375%                             15,562                     16,548
         Universal Health Servicees           Corporate Bond   0.426%Due 6/23/2020                 8,651                      7,904
         USD Stmicroelectronics               Corporate Bond   0.000%Due 7/5/2013                  8,208                      7,497
         Walt Disney Company                  Corporate Bond   2.125%Due 4/15/2023                 7,744                      7,411
                                                                                         ---------------              -------------
                Total Retirement Cash Management Account                                      22,929,316                 25,206,774
                                                                                         ---------------              -------------
   *     Participant Loans                    6% - 10.5%                                               -                  1,230,808
                                                                                         ---------------              -------------
                Total                                                                    $   104,636,652              $ 135,700,973
                                                                                         ===============              =============

*     Represents parties-in-interest

                        CONSENT OF MORRIS, DAVIS & CHAN,
                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-87736) of Johnson & Johnson pertaining to the ALZA Corporation Tax Deferral Investment Plan of our report dated June 18, 2004 with respect to the financial statements and schedules of the ALZA Corporation Tax Deferral Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

/s/ Morris, Davis & Chan

June 18, 2004
Oakland, California